                  U.S. Securities and Exchange Commission

                          Washington, D.C. 20549

                              Form 10–SB-12G/A

                              Amendment Number 4

                        Commission File Number 000-50191

                GENERAL FORM FOR REGISTRATION OF SECURITIES

                        FOR SMALL BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         LAKEFIELD VENTURES, INC.

              (Name of Small Business Issuer in its Charter)

            Nevada

(State or other jurisdiction of          (IRS Employer ID Number)

incorporation or organization)

           (Address of Principal Executive Offices)(Zip Code)

104-1015 Columbia Street,       Issuers Telephone Number: 604-351-3351

Suite 811 New Westminster BC,

Canada V3M 6V3

Copies of Communications to:

Joseph I. Emas, Attorney at Law

1224 Washington Avenue

Miami Beach, Florida 33139

Telephone: 305-531-1174

      Fax: 305-531-1274

        Securities to be Registered under Section 12(b) of the Act:

 Title of each class                     Name of each exchange on which

 to be so registered.                    Each class is to be registered

  Common Stock                                   Not Applicable

        Securities to be registered under Section 12(g) of the Act:

                               Common Stock

                             (Title of Class)

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

General

We intend to commence business operations in the mineral property exploration sector. To date, we have not conducted any exploration activities.  We have entered into a mineral property option agreement with Peter Hawley of Val D’or Qyebec Canada, whereby we may acquire a 90% interest in a total of 6 mineral claims, totaling 95.70 Hectares located in Levy Township, Val D’or Mining District, Quebec, Canada. These claims are identified by claim numbers 5081367 expires 07/19/2006, 5090403 expires 04/22/2006, 5090404 expires 04/22/2006, 5092077 expires 11/22/2006, 5092078 expires 11/22/2006 and 5092079 expires 11/22/2006 respectively.  We refer to these mineral claims respectively as the Kayla Property. This option is exercisable by us completing aggregate exploration expenditures of $15,000 on the Kayla Property by December 31, 2004, and a balance of $135,000 by December 31, 2005. The Property is also Subject to a 1% Net Smelter Return Royalty, payable to Peter Hawley.  To date, we have not entered the exploration phase of our business plan. Our corporate activities to date have mainly been of an organizational nature including the acquisition of our option and the preparatory work in conjunction with filing this registration statement.

Our objective is to conduct mineral exploration activities on the Kayla Property in order to assess whether these claims possess commercially viable mineralization of Copper and/or zinc and silver, and there can be no assurance that a commercially viable deposit exists on the Kayla property until sufficient and appropriate geological work has been performed. This may involve additional exploration work on the Kayla Property there and above our planned exploration program, including, additional sampling and assaying, geochemical analysis, geophysical surveys, drilling, metallurgical and engineering work, reclamation, Property maintenance fees and salaries or fees paid for work on the Property as well as economic and legal feasibility studies.  Our proposed exploration program is designed to search for commercially exploitable deposits.

We were incorporated on February 6, 2002 under the laws of the state of Nevada. Our principal offices are located at 104-1015 Columbia Street, Suite 811 New Westminster, British Columbia, Canada. Our telephone number is 604-351-3351, Facsimile .

We are subject to applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds as may be required by any governmental regulations or regulatory authorities. Governmental regulations and restrictions requires posting of a bond, sufficient to complete reclamation should a permittee fail to carry out his reclamation plan. This includes correcting any surface or ground water pollution resulting from the mining operation. While bonds are not released where pollutional discharges are identified, the cost of long-term treatment often greatly exceeds the bond amount. As a result, receiving streams and associated watershed areas may be degraded when a bond is forfeited and an operator stops treating discharges. The amount of the bond required has not yet been determined.

The Kayla Property

The Kayla property consists of at least 3 known mineralized zones open at depth and on strike. Zones 1, 2 and 3 occur at or near the contact of the Bourbeau Sill and the Blondeau Formation. At present management believes that these zones are genetically related and may be parts of one larger zone. Mineralization of these zones consists of disseminated – massive chalcopyrite, pyrite, pyrrhotite, silver, sphalerite and lesser amounts of arsenopyrite, marcasite and galena. A fourth zone adjacent to the west of the property consists of chalcopyrite bearing quartz veins. All zones are open at depth and on strike.

The Kayla Property contains 7 airborne Input anomalies, which are 6-channel strength. These are located on or near the above-mentioned zones and correspond to ground geophysical electromagnetic signatures.

The geology of the property comprises mainly of. Pyrrhotite, chalcopyrite and sphalerite are the dominant sulphides with lesser pyrite and galena.

The work performed has been limited with the most comprehensive and documented work performed by Ojibway Resources Ltd. This report proposes a detailed Phase 1 exploration program, which consists of surface stripping, mapping and sampling over known geophysical anomalies to outline a second phase drill program.

PROPERTY DESCRIPTION, LOCATION AND ACCESS

The Kayla Property consists of 6 claims, which comprise a surface area of 95.70 hectares located in Levy Township, Quebec, Canada, 1 kilometer west of the town of Chapais, Quebec. The claims are registered with the Quebec Ministry of Energy and Resources, and are are represented by claim numbers 5081367 expires 07/19/2006, 5090403 expires 04/22/2006, 5090404 expires 04/22/2006, 5092077 expires 11/22/2006, 5092078 expires 11/22/2006 and 5092079 expires 11/22/2006 respectively.  and are in good standing until 2006. The property is favorably located 45 kilometers and 1 kilometer west of the towns of Chibougamau and Chapais, respectfully, 180 kilometers east of Demaraisville and 315 kilometers northeast of Val D’Or, Quebec, Canada. Direct access to the property is available via Highway 113, which bisects the central portion of the claim group, and via several maintained roads and trails. Most of the property is forested by jack pine. A small creek traverses the southwest corner of the claim group. Topographic relief on the property is low. Supplies, services and manpower are available in the Chapais – Chibougamau area.

LOCAL GEOLOGY

The Kayla Property area is mostly underlain by the Blondeau Formation, which enclosed the Ventures and Bourbeau Sills. The rocks of this area underwent three folding events. The first one resulted in the formation of the Chapais syncline, which has an east – southeast axis. Simultaneously or perhaps later, the north flank of the syncline was deformed into a “Z” shaped structure. This structure is segmented into steeply plunging folds at the hinges, a synformal anticline and an antiformal syncline to the north. The intrusion of the Opemisca pluton may have modified the orientation of the fold axes.

The area is characterized by the presence of numerous faults, which can be grouped in three major orientations, northeast, east – west, and northwest (Lavoie, 1972). The northeast system includes the Gwillim Lake and Chibougamau Copper faults. Magnetic and geological data indicate that the hinge of the synform was displaced by the Gwillim Lake fault. The rocks are regionally metamorphosed to the greenschist facies, with local development of amphibolite facies, near intrusive margins.

The Kayla Property lies at or near the contact between the Blondeau Formation and the Bourbeau Sill. This contact is locally strongly sheared (Zone 2), the shearing being best developed in the chill margin of the Bourbeau Sill in this area.

Regionally, the dominantly felsic Blondeau Formation is characterized by a great variety of rhyolitic and dacitic lavas and their pyroclastic equivalents (Gobeil, 1973) which include acidic tuffs with chert horizons, some sediments derived from the acidic lavas. In a stratigraphic drill section to the Blondeau Formation at Barlow Lake, (Archer, 1984) 5 types of pyroclastic flows were recognized; minor mafic lava flows, volcanogenitic sediments, intraclastic sediments, heterolithic epiclastic sediments, and green and black shales. In the Kayla Property sections of the Blondeau Formation show the geology to consist of felsic and cherty volcanoclastites, chert horizons with some more massive and homogenous felsic volcanic rocks in places. The felsic volcanoclastites are the most abundant and also that the cherty volcanoclastites and chert horizons are largely restricted to the area near the massive sulphide zone. Minor green and black shales are interlayered within the felsic volcanoclastites. The Kayla Property consists of at least 3 known mineralized zones open at depth and on strike. Zones 1, 2 and 3 occur at or near the contact of the Bourbeau Sill and the Blondeau Formation. At present it is thought that these zones are genetically related and may represent the footwall of a larger ore body. Mineralization of these zones consists of disseminated – massive chalcopyrite, pyrite, pyrhotite, silver, sphalerite and lesser amounts of arsenopyrite, marcasite and galena.

Kayla property Exploration Program

PHASE ONE EXPLORATION PROGRAM

DESCRIPTION

       COST ($ US)

Geological Mapping

Geology, Structures, Alteration

11days at $400 per day

              $ 4,400.00

Channel Sampling

4 days at $250 per day

              $ 1,000.00

Diamond Blade Rock Saw Rental (all inclusive)

includes one diamond blade

                    $   600.00

36 Element Whole Rock Analyses

40 Samples at $25 per sample

              $ 1,000.00

Petrographic Study (all inclusive)

includes thin section preparation and             $ 3,000.00

electron probe work

Comprehensive Report (all inclusive)

  $ 5,000.00

Subtotal

                                                  $15,000.00

PHASE TWO EXPLORATION PROGRAM

DESCRIPTION

             COST ($ US)

Diamond Drilling

-

5,000 at $25 per foot

              $100,000.00

Geological Supervision

-

10 days at $400 per day

        $  4,000.00

Geological Technician

-

Core Splitting, Preparing Samples for Assay

-

10 days at $250 per day

        $  1,000.00

Core Shack Rental (all inclusive)

  $    500.00

36 Element Whole rock Analyses

-

80 Samples at $25 per sample

  $   2,000.00

Geophysical Survey (all inclusive)

-

Down Pulse Electromagnetic survey

  $ 10,000.00

Petrographic Study (all inclusive)

-

includes thin section preparation and

  $  6,000.00

electron probe work

Comprehensive Report (all inclusive)

  $  5,000.00

Contingency

        $  6,500.00

-

Room and Board, Truck Rental

Forestry Drill Permit, etc…

Subtotal

        $135,000.00

Grand Total Phase One and Two Programs

        $150,000.00

The above described exploration program is a bare bones exploration budget designed to test the potential for a Cooke Mine style “8-5 Zone” hosted at the hanging wall position of the Bourbeau Sill on the Kayla Property.

If the surface sampling and drilling proves successful then additional related costs pertaining to the above described diamond drilling program and maybe calculated under a Phase Three budget and addressed in the Diamond Drilling Comprehensive Report. Phase Three expenses may include additional sampling and assaying, geochemical analysis, geophysical surveys, drilling, metallurgical and engineering work, reclamation, Property maintenance fees and salaries or fees paid for work on the Property.  The amount of such additional related costs cannot be determined until the completion of other two Phases.

                                                                     4

Competition

The mineral industry is intensely competitive in all its phases.  We will compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

We must overcome significant barriers to enter into the business of mineral exploration as a result of our limited operating history. There can be no assurance that Lakefield Ventures Inc. will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

Administrative Offices

Lakefield Ventures, Inc. currently maintains its office at 104-1015 Columbia Street, Suite 811 New Westminster BC Canada. The telephone number is (604) 351-3351.  Other than this office, Lakefield Ventures, Inc. does not currently maintain any other office facilities, and does not anticipate the need for maintaining any additional office facilities at any time in the foreseeable future.  Lakefield Ventures, Inc. is provided with office space by its president at no charge to the company.

Employees

Lakefield Ventures, Inc. is an exploration stage company and currently has no employees other than its directors.  Management expects to hire staff as necessary, and does not anticipate a need to engage any full-time employees until the business plan is applied.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

OVERVIEW

Our plan of operations for the twelve months following the date of this annual report is to complete initial exploration programs on the Kayla property.  We anticipate that this program will cost $15,000, Phase 1 and $135,000, Phase 2 respectively.

In addition, we anticipate spending over the next year $10,000 on professional fees, $15,000 on phase one of our exploration program $0 on salaries and wages, $0 on travel costs, $0 on promotional expenses and $5000 on other administrative expenses.

Total expenditures over the next 12 months are therefore expected to be $30,000.  We will not be able to proceed with either Phase of our  exploration program, or meet our administrative expense requirements, without additional financing.

We will not be able to complete the initial exploration programs on our mineral property without additional financing.  We currently do not have a specific plan of how we will obtain such funding; however, we anticipate that additional funding will be in the form of equity financing from the sale of our common stock.

We may also seek to obtain short-term loans from our directors, although no such arrangement has been made.  At this time, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock or through a loan from our directors to meet our obligations over the next twelve months.  We do not have any arrangements in place for any future equity financing. .  Due to these factors, raise substantial doubt that the Company will be able to continue as a going concern. To the extent management’s plans are unsuccessful in circumventing the going concern uncertainty; the Company will cease all operations and no longer continue as a going concern.

Results of Operations for Year Ending March 31, 2004

We did not earn any revenues during the year ending March 31, 2004.  We do not anticipate earning revenues until such time as we have entered into commercial production on the Kayla Property.  We are presently in the pre-exploration stage of our business and we can provide no assurance that we will discover economic mineralization levels of minerals on the Kayla property, or if such minerals are discovered, that we will enter into commercial production.

We incurred operating expenses in the amount of $3,076 for the fiscal year ended March 31,2004.

Our net loss decreased from $25,559in fiscal 2003 to $3,076 in fiscal 2004 primarily due to a general decrease in company activity.

We have not attained profitable operations and are dependent upon obtaining financing to pursue exploration activities.  For these reasons our auditors stated in their report that they have substantial doubt that we will be able to continue as a going concern.

At March 31, 2004, we had assets of $13,365consisting of cash on hand in the amount of $12,465, and other assets of $900, and no resource property cost advances.

ITEM 3.  DESCRIPTION OF PROPERTY.

Lakefield Ventures, Inc. currently maintains an office at 104-1015 Columbia Street, Suite 811 New Westminster BC, Canada.  Lakefield Ventures, Inc.  is supplied office space by its President at no change to the company.  The telephone number is (604) 351-3351. .

KAYLA PROPERTY

The Kayla Property consists of six claims totaling approximately 95.70 hectares, which are located in Levy Township, Val D’or Mining District, Quebec. . These claims are identified by claim numbers 5081367 expires 07/19/2006, 5090403 expires 04/22/2006, 5090404 expires 04/22/2006, 5092077 expires 11/22/2006, 5092078 expires 11/22/2006 and 5092079 expires 11/22/2006 respectively. A 100% interest in these claims were recorded in the name of Peter Hawley, which he holds in trust for the Company.   On April 23, 2002 the company entered into an option agreement with Peter Hawley to purchase 90% of the Kayla for the sum of $2500.00 and spend at total of $150,000 on the exploration of the Kayla property by December 31, 2004.

Additionally, Mr. Hawley granted the company an extension to the original option agreement on December 31, 2003, whereby, the company would have to spend $15,000.00 on the Kayla Property on or before December 31,2004 and an additional $135,000 in exploration expenditures on or before December 31, 2005. The Kayla property is also subject to a 1% Net Smelter Return Royalty payable in favor of Peter Hawley.

A Net Smelter Return, is the amount that exceeds the cost of Mining, Shipping, and Refining.

Location of Kayla Property

The property is favorably located 45 kilometers north and 1 kilometer west of the towns of Chibougamau and Chapais, respectfully, 180 kilometers east of Demaraisville and 315 kilometers northeast of Val D’Or, Quebec, Canada. Direct access to the property is available via Highway 113, which bisects the central portion of the claim group, and via several maintained roads and trails. Most of the property is forested by jack pine. A small creek traverses the southwest corner of the claim group. Topographic relief on the property is low. Supplies, services and manpower are available in the Chapais – Chibougamau area.

KAYLA PROPERTY
Rang 4 (0004)
CANTON DE DAUBREE
CANTON DE LEVY
CHAPAIS
CDC 1042119 A
CLD P014151 A
CDC 1042118 A
CDC 1058017 A
CLD P013681 A
Bloc 8
Bloc 9
Bloc E
Bloc F
Bloc 6
AIRE D'EXTRACTION DU SITE 18
Piste d'atterrissage
Lac Campbell
Lac Springer
Lac du Couteau
Marais

                                                                     7

Past Exploration of the Kayla Property

A listing of work conducted on the Kayla Property between 1950 and 1994. Detailed reports of the findings are available through the Ministry of Energy and Resources, Quebec.

1950

GM 618

Area Mines Magnetometer Survey

1952

GM 2253-A

Area Mines Geological Report

1952

GM 2253-B

Area Mines Diamond Drill Holes Logs (14)

1952

GM 1757

Area Mines Geological Report

1952

GM 2081-A

Rockfeller Syndicate Property Report

1952

GM 2081-B

Rockfeller Syndicate Magnetic and Resistivity Survey

1954

GM 3238

Area Mines Geochemical Survey

1954

GM 3239-A

Area Mines Electromagnetic Survey

1955

GM 3239-B

Area Mines Diamond Drill Holes Logs (17) plus Collar

                  Location Plan

1956

GM 4275

Area Mines Information Report

1958

GM 7776

Kisco Mines Ltd. Geological Report

1962

GM 11915

Rockfeller Diamond Drill Hole Logs (7 with Collar Location

                  Plan)

1967

GM 21397

Rockfeller Electromagnetic Survey

1967

GM 21060

Kisco Mines Ltd. Magnetic and Electromagnetic Surveys

1967

GM 21059

Kisco Mines Ltd. Geological Map and Interpretation

1967

GM 21202

Kisco Mines Ltd. Diamond Drill Logs (2) with 1 Sample Plan

1967

GM 21061

Kisco Mines Ltd., Diamond Drill Logs with Assays (4).

1968

GM 22422

Opemiska Copper Mines / Kisco Copper Mines, 2 Diamond Drill

Logs plus 1 Sample Log

1968

GM 23263

Rockfeller Exploration Program and (5) Diamond Drill Logs

                                   8

1968

GM 23311

Rockfeller Report Magnetic Survey

1968

GM 25068

Opemisca Copper Mines – Government Report

1970

GM 26567

Opemisca Copper Mines – 2 Diamond Drill Logs

1972

GM 28232

Falconbridge Mining – 12 Diamond Drill Logs

1980

GM 36260

Falconbridge Mining Electromagnetic Survey

1980

GM 36261

Falconbridge Mining 1 Diamond Drill Log

1980

GM 37255

Falconbridge Mining 5 Diamond Drill Logs

1982

GM 38475

Falconbridge Mining Diamond Drill Logs

1992

Peter J. Hawley Obtained the Kayla Property by Staking

1993

P. Hawley Optioned the Kayla Property to Ojibway Resources

                  Ltd.

Ojibway Resources Ltd. Performed Line Cutting, Magnetic and

                                    VLF-EM Geophysical Surveys and Drilled

                                    Three surface Diamond Drill Holes.

1995              Ojibway Resources Ltd. Defaulted on the Property Agreement

                  and the Claims Were Returned to the Vendor, P. Hawley

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of Lakefield Ventures, Inc.  Also included are the shares held by all executive officers and directors as a group.

                         Number of                     Percentage of

Name and Address         Shares Owned   Class Owned    Shares Owned

Michael Iverson

24549-53 Avenue

Langley BC, Canada       1,500,000         Common        42.74%

All directors and

executive officers as

a group (1 person)       1,500,000         Common        42.74%

The persons listed are officers and directors of Lakefield Ventures, Inc.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

PERSONS.

The directors and executive officers currently serving Lakefield Ventures, Inc. are as follows:

                                                                           9

Name                        Age                 Positions

                                                Held and Tenure

Michael Iverson              52                 President, Secretary,

                                                Treasurer, Principal

                                                Accounting Officer

                                                Since May 2003 and a

                                                Director Since March 2002

The directors named above will serve until the first annual meeting of

Lakefield Ventures, Inc.'s stockholders.  Thereafter, directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.

There is no arrangement or understanding between the sole director and officer of Lakefield Ventures, Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The sole director and officer of Lakefield Ventures, Inc.  devotes his time to Lakefield Ventures, Inc.'s affairs on an as needed basis, which amounts to approximately 25% of his time  However, the actual amount of time that he will devotes to Lakefield Ventures, Inc.'s affairs is unknown and  will vary substantially from month to month.

Biographical Information

Michael Iverson:

Mr. Michael Iverson has spent the last 11 years managing and administrating public companies in the exploration and mining sector.  From 1992 to 2000 Mr. Iverson served as a director and president of Sasha Ventures (now eShippers Management Ltd.) a TSX listed company that maintains a web based application service, Inter Shipper, which delivers shipping information for all shipping rate tables.  From 1998 to present Mr. Iverson is a director and was CEO of Moreno Ventures Ltd., a TSX listed mining and exploration, company and has since changed its name to Niogold Corporation. From 1998 to present Mr. Iverson has served as a director and CEO of Fortuna Ventures Inc., a TSX listed mining and exploration company. Even though Mr. Iverson lacks the professional, and technical credentials he has a vast amount of hands on experience and knowledge in the exploration and mining sector, where his duties have included, administrating and managing the day to operations of a public mining exploration company as well as hiring, coordinating and overseeing exploration crews.

Indemnification of Officers and Directors

As permitted by Nevada law, Lakefield Ventures, Inc.'s Articles of Incorporation provide that Lakefield Ventures, Inc. will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Lakefield Ventures, Inc.

Pursuant to the foregoing provisions, Lakefield Ventures, Inc. has been informed that, in the opinion of the Securities and Exchange Commission, such  indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to the Nevada Business Corporation Act, Lakefield Ventures, Inc.'s  Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right that a director may have to be indemnified and does not affect any directors liability under federal or applicable state securities laws.

Conflicts of Interest

The officers and directors of Lakefield Ventures, Inc. will not devote more than a portion of their time to the affairs of the company. There may be occasions when the time requirements of Lakefield Ventures, Inc. conflicts with the demands of his other business and investment activities.  Such conflicts may require that Lakefield Ventures, Inc. attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Lakefield Ventures, Inc.

ITEM 6.  EXECUTIVE COMPENSATION.

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal year ended March 31, 2004.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts ($)	All Other Compensation
Michael Iverson	President Sec, Treas	2004	0	0	0	0	0	0	0
		2003	0	0	0	0	0	0	0
				0	0	0	0	0	0

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Prior to the date of this registration statement, Lakefield Ventures, Inc. issued to its Officers and Director, and to other shareholders, a total of 3,510,000 shares of Common Stock for a total of $29,250 in cash. Certificates evidencing the Common Stock issued by Lakefield Ventures, Inc. to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders.  For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such common stock.

No officer, director, promoter, or affiliate of Lakefield Ventures, Inc. has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by Lakefield Ventures, Inc. through security holdings, contracts, options, or otherwise.

Although there is no current compensation plan in existence, it is possible that Lakefield Ventures, Inc. will adopt a plan to pay or accrue compensation to its sole Officers and Directors for services related to development of the company’s exploration plan

During the period ended March 31, 2003, Lakefield Ventures, Inc. incurred $9,600 for management consulting services provided by two directors of Lakefield Ventures, Inc.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Lakefield Ventures, Inc.'s Restated Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock.  Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds: and, in the event of liquidation, dissolution or winding up of the affairs of Lakefield Ventures, Inc. In the event that any of the aforementioned situations occur holders of common stock are entitled to receive, ratably, the net assets of Lakefield Ventures, Inc. available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights.  All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable.  To the extent that additional shares of Lakefield Ventures, Inc.'s Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Lakefield Ventures, Inc.'s Restated Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock.  The Board of Directors of Lakefield Ventures, Inc. is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock.  No preferred stock has been issued by Lakefield Ventures, Inc. Lakefield Ventures, Inc. anticipates that preferred stock may be utilized in the future for making acquisitions.

Transfer Agent

On October 10, 2002 the Company engaged Holladay Stock Transfer of Scottsdale , Arizona to continue to serve in the capacity of transfer agent in order to facilitate the creation of a public trading market for Lakefield Ventures, Inc.'s securities.

Reports to Stockholders

Lakefield Ventures, Inc. plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. It is the present intention of management to continue furnishing annual reports to stockholders.  Additionally, Lakefield Ventures, Inc. may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Lakefield Ventures, Inc. intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

                                    PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY

AND OTHER SHAREHOLDER MATTERS.

No public trading market exists for Lakefield Ventures, Inc.'s securities and all of its outstanding securities are restricted securities as defined in Rule 144.  There were 46 shareholders of record of Lakefield Ventures, Inc.'s common stock on March 31, 2004.

ITEM 2.  LEGAL PROCEEDINGS.

Lakefield Ventures, Inc. is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Lakefield Ventures, Inc. and no owner of record or beneficial owner of more than 5.0% of the securities of Lakefield Ventures, Inc or any associate of any such director, officer or security holder is a party adverse to Lakefield Ventures, Inc. or has a material interest adverse to Lakefield Ventures, Inc. in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Since February 6, 2002 (inception) Lakefield Ventures, Inc. has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

                                                   DATE &

NAME                     ADDRESS                   $ AMOUNT         SHARES

Virendra Aggarival    1204-40 Carabob Court        03/08/2002       75,000

                      Scarborough On, Canada       $750.00

Payal Batra           2050 West 60th Avenue         03/05/2002      150,000

                     Vancouver BC, Canada          $1500.00

Bruno Benedet         414 North Boundary Road      07/03/2002       10,000

                      Burnaby BC, Canada           $500.00

Dairen Edwards        20045-46A Avenue             03/21/2002      100,000

                      Langley BC, Canada           $1000.00

Keith Churchill       15220 Guilford Drive         04/19/2002       14,000

                      Surrey BC, Canada            $700.00

David Ebert           2793 West 22nd Avenue         06/20/2002       10,000

                      Vancouver BC, Canada         $500.00

Wayne Hunter          3858 Garibaldi Drive         06/30/2002       10,000

                      North Vancouver BC, Canada   $500.00

Marissa Hunter        3858 Garibaldi Drive         06/30/2002       10,000

                      North Vancouver BC, Canada   $500.00

Nathan Henry          1873 Winfield Drive #18      07/30/2002       22,000

                      Abbottsford BC, Canada       $1100.00

Kalum Iverson         3612 West 2nd Avenue          04/12/2002       70,000

                      Vancouver BC, Canada         $3500.00

Tia Iverson           20881-56th Avenue, Suite 201  04/18/2002       80,000

                      Langley BC, Canada           $4,000.00

Todd McMahon          6197-166A Street             06/06/200         25,000

                      Surrey BC, Canada            $250.00

Lawson Kerster        3215 Mathers Avenue          03/23/2002       125,000

                      West Vancouver BC, Canada    $1250.00

Melanie Mahussier     602 Bosworth Street          03/11/2002

Patterson             Coquitlam BC, Canada         $1500.00        150,000

Arielle Patterson     602 Bosworth Street          03/20/2002      150,000

                      Coquitlam BC, Canada         $150,000

Hari Puri             604 McLevin Avenue           03/08/2002       75,000

                      Scarborough ON, Canada       $750.00

Nargis Sunderjit      2838 SW Marine Drive         03/08/2002      150,000

                      Vancouver BC, Canada         $1500.00

Chotu Singh           179 West 6th Avenue           03/10/2002      150,000

                      Vancouver BC, Canada         $1500.00

Sanjiv Uppal          42 Rangeley Drive            03/07/2002      150,000

                      Scarborough ON, Canada       $1500.00

Dan Upton             126 East 12th Street          07/30/2002       14,000

                      North Vancouver BC, Canada   $700.00

David Vaughan         5833 246B Street             03/15/2002      140,000

                      Langley BC, Canada           $1400.00

Jason Watson          20734-40th Avenue             03/14/2002      135,000

                      Langley BC, Canada           $1350.00

Jacques Brunelle      100 Marchand Avenue          02/04/2004       10,000

                      Val D’or, Quebec Canada      $500.00

Aleta Sarchet         24081 Robertson Crescent     02/15/04         10,000

                      Langley BC, Canada           $500.00

Mark Sarchet          24081 Robertson Crescent     02/15/04         10,000

                      Langley BC, Canada           $500.00

Sharon Vaughan        5833-246B Street             02/20/04         10,000

                      Langley BC, Canada           $500.00

Glenn Williams        8814-216 Street              02/19/04         10,000

                      Langley BC, Canada           $500.00

Tracey Jongema        855 Hinotes Court            01/20/04         10,000

                      Lynden WA, USA               $500.00

Peter Jongema         855 Hinotes Court            01/20/04         10,000

                      Lynden WA, USA               $500.00

Jeffrey Duncan        388 Drake Street, Suite 507  01/15/04         10,000

                      Vancouver BC, Canada         $500.00

Tamara O’Doherty      7179-201 Street, suite 51    01/18/2004       10,000

                      Langley BC, Canada           $500.00

Chrissy Duncan        388 Drake Street, Suite 507  01/15/2004      10,000

                      Vancouver BC, Canada         $500.00

Lorette Megalos       7321 Montecito Drive         02/23/2004       5,000

                      Burnaby BC, Canada           $250.00

Darlene Watson        8566 Flowering Place         02/23/2004       5,000

                      Burnaby BC, Canada           $250.00

Susan Iverson         24549-53 Avenue              02/08/2004      10,000

                      Langley BC, Canada           $500.00

Philip Roy            20765-39A Avenue             02/20/2004      10,000

                      Langley BC, Canada           $500.00

Keith Diewold         7899 Thrasher Street         02/08/2004      10,000

                      Mission BC, Canada           $500.00

Mai Iverson           8490 Nottman Street          02/08/2004       5,000

                      Mission BC, Canada           $250.00

Michelle Diewold      7899 Thrasher Street         02/08/2004       5,000

                      Mission BC, Canada           $250.00

Andrea Dennis         5610 Blenheim Street         02/03/2004      10,000

                      Vancouver BC, Canada         $500.00

Archer Watson         8566 Flowering Place         02/22/2004      10,000

                      Burnaby BC, Canada           $500.00

Roy BuxBaum           365 Ginger Drive, unit 14    02/10/2004      30,000

                      New Westminster BC           $1,500.00

Isbart Buxbaum        1859 Shore Crescent          02/15/2004      10,000

                      Abbotsford BC, Canada        $500.00

Karen Keeny           2775 Fir Street              02/14/2004      20,000

                      Vancouver BC, Canada         $1000.00

Guy Seeklus           3123 Sasamat Street          02/20/2004      20,000

                      Vancouver BC, Canada         $1000.00

Each of the sales listed above was made for cash or services. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) and or Regulation S of the Securities Act of 1933.

Based upon Purchaser Subscription forms completed by each of the subscribers and the pre-existing relationship between the subscribers of Lakefield Ventures, Inc.'s sole officer and director, Lakefield Ventures, Inc. had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers:

     (1)  were purchasing for investment and not with a view to re-distribute, and

     (2)  had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks.

          The purchasers had access to pertinent information enabling them to ask informed questions.

The shares were issued without the benefit of registration.  An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Lakefield Ventures, Inc.'s transfer records.  All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation and the Bylaws of Lakefield Ventures, Inc., filed as Exhibits 2 and 3, respectively, provide that Lakefield Ventures, Inc. will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in Lakefield Ventures, Inc.'s best interest and is a party by reason of her status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

 FINANCIAL STATEMENTS

LAKEFIELD VENTURES, INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

For the year ended March 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Lakefield Ventures, Inc.

We have audited the accompanying balance sheet of Lakefield Ventures, Inc. as of March 31, 2004 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years ended March 31, 2004 and 2003 and for the period from February 6, 2002 (inception) to March 31, 2004.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lakefield Ventures, Inc. as of March 31, 2004 and 2003 the results of its operations and its cash flows for the years then ended and the period from February 6, 2002 (inception) to March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company incurred a net loss of $28,635 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its exploration activities.  These factors raise substantial doubt that the Company will be able to continue as a going concern.  Management's plans in regard to these matters are also discussed in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JEWETT, SCHWARTZ & ASSOCIATES

Hollywood, Florida

June 18, 2004

LAKEFIELD VENTURES, INC.
(An Exploration Stage Company)

BALANCE SHEET
MARCH 31, 2004

ASSETS

CURRENT ASSETS:
Cash	$ 12,465

TOTAL CURRENT ASSETS	12,465

OTHER ASSETS, NET	900

TOTAL ASSETS	$ 13,365

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	$ -

TOTAL CURRENT LIABILITIES	-

SHAREHOLDERS' EQUITY
Preferred stock, $.001par value, 10,000,000 shares authorized,
no shares issued and outstanding	-
Common stock, $.001 par value 50,000,000 shares authorized
3,550,000 shares issued and outstanding	3,550
Additional paid-in capital	38,450
Deficit accumulated during the exploration stage	(28,635)

TOTAL SHAREHOLDERS' EQUITY	13,365

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 13,365

LAKEFIELD VENTURES, INC.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS

	For the Year	For the Year	For the Period
	Ended	Ended	from February 6,
	March 31,	March 31,	2002 (inception)
	2004	2003	to March 31, 2004

REVENUES	$ -	$ -	$ -

Cost of operations	-	-	-

GROSS PROFIT	-	-	-

OPERATING EXPENSES
General and administrative expenses	3,076	25,559	28,635

Total operating expenses	3,076	25,559	28,635

Loss from continuing operations
before provision for income taxes	(3,076)	(25,559)	(28,635)

Provision for income taxes	-	-	-

NET LOSS	$ (3,076)	$ (25,559)	$ (28,635)

Loss per common share:
Net loss from continuing operations	$ -	$ -	$ -

Weighted average common shares outstanding -	3,550,000	3,131,978	3,147,457
basic and diluted

LAKEFIELD VENTURES, INC.
		(An exploration stage company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock
	10,000,000 shares authorized		50,000,000 shares authorized		Additional		Total
	Shares	Par Value	Shares	Par Value	Paid-in	Accumulated	Shareholders'
	Issued	$.001 per share	Issued	$.001 per share	Capital	Deficit	Equity

BALANCE, FEBRUARY 6, 2002 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Common shares issued at par value	-	-	1,500,000	1,500	-	-	1,500
Common shares issued at $0.01 per share	-	-	1,550,000	1,550	13,950	-	15,500
Net loss	-	-	-	-	-	-	-

BALANCE, MARCH 31, 2002	-	$ -	3,050,000	$ 3,050	$ 13,950	$ -	$ 17,000
Common shares issued at $0.05 per share	-	-	245,000	245	12,005	-	12,250
Net loss	-	-	-	-	-	(25,559)	(25,559)

BALANCE, MARCH 31, 2003	-	$ -	3,295,000	$ 3,295	$ 25,955	$ (25,559)	$ 3,691
Common shares issued at $0.05 per share			255,000	255	12,495	-	12,750
Net loss	-	-	-	-	-	(3,076)	(3,076)

BALANCE, MARCH 31, 2004	-	$ -	3,550,000	$ 3,550	$ 38,450	$ (28,635)	$ 13,365

LAKEFIELD VENTURES, INC.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

			For the Period
	For the Year	For the Year	from February 6,
	Ended	Ended	2002 (inception) to
	March 31, 2004	March 31, 2003	March 31, 2004
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$ (3,076)	$ (25,559)	$ (28,635)
Adjustments to reconcile net loss to
cash flows from operating activities:
Amortization	800	800	1,600
Changes in assets and liabilities:
Prepaid expenses and other assets	3,206	(5,706)	-
Accounts payable and accrued expenses	(1,400)	1,400	-
NET CASH USED IN OPERATING ACTIVITIES	(470)	(29,065)	(27,035)

CASH FLOW FROM INVESTING ACTIVITIES:
Payment to consummate option agreement	-	-	(2,500)
NET CASH USED IN INVESTING ACTIVITIES	-	-	(2,500)

CASH FLOW FROM FINANCING ACTIVITIES:
Net proceeds from the issuance of common stock	12,750	12,250	42,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	12,750	12,250	42,000

Increase in Cash and Cash Equivalents	12,280	(16,815)	12,465

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	185	17,000	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 12,465	$ 185	$ 12,465

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -

NOTE 1 - NATURE OF OPERATIONS

Organization - The Company was incorporated in Nevada on February 6, 2002.  The Company changed its fiscal year-end from September 30th to March 31st.

Exploration Stage Activities - The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties.  Upon location of a commercial minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage.

Going Concern - The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has no sales and has incurred a net loss $3,076 for the year ended March 31, 2004; a net loss of $25,559 for the year ended March 31, 2003; and a net loss of $28,635 for the period from February 6, 2002 (inception) to March 31, 2004. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its mineral properties.  The Company may seek to obtain short-term loans from its directors as a way of funding cash flow requirements for the next twelve months. Management has plans to seek additional capital through a private placement and public offering of its common stock. These factors raise substantial doubt that the Company will be able to continue as a going concern. To the extent management’s plans are unsuccessful in circumventing the going concern uncertainty; the Company will cease all operations and no longer continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

Recent Accounting Pronouncements - In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 145 ("Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections"). This statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Any gain or loss on the extinguishment of debt that was classified as an extraordinary item in prior periods has been reclassified into continuing operations. Management does not believe that this Statement will have a material impact on the Company's financial statements.

In June 2002, the FASB issued Statement No. 146, ("Accounting for Costs Associated with Exit or Disposal Activities"). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Prior to this statement, a liability was recognized when the entity committed to an exit plan. Management believes that this statement will not have a material impact on the Company's financial statements; however, the statement will result in a change in accounting policy associated with the recognition of liabilities in connection with future restructuring charges. Management does not believe that this Statement will have a material impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, ("Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others.") This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. Management does not believe that this Statement will have a material impact on the Company's financial statements.

In December 2002, the FASB issued Statement No. 148 ("Accounting for Stock-Based Compensation - Transition and Disclosure"). This statement amends FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Management does not believe that this Statement will have a material impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("Consolidation of Variable Interest Entities"). The interpretation defines a variable interest entity as corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights nor (b) has equity investors that do not provide sufficient financial resources for the equity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company would have to consolidate any of its variable interest entities that meet the above criteria as of July 1, 2003. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. Management is in the process of determining if its interests in unconsolidated entities qualify as variable interest entities and, if so, whether the assets, liabilities, non-controlling interest, and results of activities are required to be included in the Company's consolidated financial statements. Management does not believe that this Statement will have a material impact on the Company's financial statements.

In May 2003, the FASB issued Statement No. 150 ("Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company is currently classifying financial instruments within the scope of this Statement in accordance with this Statement.   This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not believe that this Statement will have a material impact on the Company's financial statements.

Mineral Property Option Payments and Exploration Costs - The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves.   To date, the Company has not established the commercial feasibility of its exploration prospects; therefore, all costs are being expensed.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and  accepted accounting principles requires management to make estimates and  assumptions  that  affect the reported  amounts  of  assets  and liabilities,  and disclosure of contingent assets and liabilities  at the  date  of the financial statements, and the reported  amounts  of revenues and expenses for the reporting period.  Actual results could differ from these estimates.

Income Taxes - The Company has adopted Statement of Financial Accounting Standards No.  109 - "Accounting for Income Taxes" (SFAS 109).  This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes.  If it is more likely than not that some portion or all of a deferred tax asset will not realized, a valuation allowance is recognized.

Basic and Diluted Loss Per Share - In accordance  with SFAS No. 128 - "Earnings Per Share",  the  basic loss  per common share is computed by dividing net loss available  to common  stockholders by the weighted average number of common  shares outstanding.   Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued  and if the  additional common shares were dilutive.  At September 30, 2002, the Company has no common stock equivalents that were anti-dilutive and excluded in the earnings per share computation.

NOTE 3 - MINERAL PROPERTY INTEREST

The Company has entered into an option agreement, dated April 15, 2002 to acquire a 90% interest in a total of six mineral claims located in the Levy Township in Quebec, Canada. In  order  to  earn  its  interests, the Company  made  a  cash  payment totaling  $2,500  upon consummating the agreement. Such amount was capitalized and amortized over the term of the option. Amortization expense was $800 and $800 for the years ended March 31, 2004 and 2003, respectively.

Under the terms of the agreement the Company is required to incur exploration expenditures totaling $150,000, of which $15,000 is required to be expended by December 31, 2004 and $135,000 is required to be expended by December 31, 2005. The properties are subject to 1% net smelter return royalty fees.

NOTE 4 – INCOME TAXES

The Company provides for income taxes in accordance with SFAS No. 109 using an asset and liability based approach. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes.

Since its formation the Company has incurred net operating losses. As of March 31, 2004 the Company had a net operating loss carryforward available to offset future taxable income for federal and state income tax purposes.

SFAS No. 109 requires the Company to recognize income tax benefits for loss carryforwards that have not previously been recorded. The tax benefits recognized must be reduced by a valuation allowance if it is more likely than not that loss carryforwards will expire before the Company is able to realize their benefit, or that future deductibility is uncertain. For financial statement purposes, the deferred tax asset for loss carryforwards has been fully offset by a valuation allowance since it is uncertain whether any future benefit will be realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. There were no deferred taxes for the years ended March 31, 2004 and 2003. Such amounts consist of minimum state taxes payable.

NOTE 5 – CONTINGENCY

Mineral Property - The Company's mineral property interests have been acquired pursuant to option agreements.  In order to retain its interest, the Company must satisfy the terms of the option agreements described in Note 3.

NOTE 6 - RELATED PARTY TRANSACTIONS

Effective  February  6,  2002, the Company  entered  into  a  management consulting  agreement with a director which pays $12,000 per  annum  and expired February 6, 2004.

During the period ended March 31, 2003, the Company incurred $9,600 for management consulting services provided by two directors of the Company.

NOTE 7 – SUBSEQUENT EVENTS

On December 10, 2004 the Company issued a note payable in the amount of $25,000 to the President of the Company for the purpose of funding exploration activities. The note bears no interest and is due and payable upon demand.

During December 2004, under the option agreement dated April 15, 2002, the Company incurred exploration expenditures totaling $15,000. These funds were expended in accordance with the requirements of the option agreement.

                                                              F11

ITEM 8.  CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

Exhibits

2.Articles of Incorporation*

3.Bylaws*

5.Kayla Property Option Agreement*

6.Management Agreement*

7.Kayla Property Extension**

Additional Exhibits

Consent of Jewett, Schwartz and Associates**

Subscription Agreements*

Consent of Gordon N. Henriksen Geologist

Consent of Jewett, Schwartz and Associates

* Previously filed on form 10SB-12G

** Previously filed on form 10SB/A 12G

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the

Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Lakefield Ventures, Inc.

/S/ Michael Iverson

Michael Iverson

(President, Secretary, Treasurer,

Principal Accounting Officer and Director)

Date: December 1 6 , 2004

                                                                 18

                                     Consent of Gordon N. Henriksen BSC, Geologist

                                             GORDON N. HENRIKSEN

                                             850 ROUTE DES PIONNIERS

                                             BELLECOMBE, QUEBEC,

                                             CANADA

Lakefield Ventures, Inc.                                                      August 19, 2004

104-1015 Columbia Street, Suite 811

New Westminster BC, Canada

Attention: Michael Iverson, President

Re: Consent to use name as an “expert”

Dear Sir, this letter is my authorization to use my name and make reference to my name

As an expert, in Lakefield Ventures, Inc.’s Form 10SB/A 12G and 10KSB.

Yours truly,

/s/ Gordon N. Henriksen

Gordon N. Henriksen

Geologist, BSC.

      EXHIBIT

      CONSENT OF JEWETT, SCHWARTZ AND ASSOCIATES

JEWETT, SCHWARTZ, & ASSOCIATES

CERTFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Lakefield Ventures, Inc.

Dear Sirs:

 We consent to the use in this Registration Statement of Lakefield Ventures, Inc (the "Company") on Form 10SB-12G of our report relating to the Company's financial statements appearing in this  Registration Statement.

Jewett, Schwartz, & Associates

CERTIFIED PUBLIC ACCOUNTANTS

/s/Jewett, Schwartz, & Associates

Hollywood, FL

December 1 6 , 2004